SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert C. Hagerty

Chief Executive Officer and President

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sayed M. Darwish, Esq. Senior Vice President, Chief Administrative Officer, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. John E. Aguirre, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,841,607	$716.56

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,839,680 shares of common stock of Polycom, Inc. having an aggregate value of $12,841,607 as of July 27, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Polycom, Inc., a Delaware corporation (“Polycom” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 2,839,680 shares of the Company’s common stock, whether vested or unvested, that were granted on or before July 27, 2008, with an exercise price per share above $28.94, except as otherwise described in the Offer to Exchange (the “Eligible Options”). These Eligible Options may be exchanged for Restricted Stock Units (“RSUs”), upon the terms and subject to the conditions set forth in:

(i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated July 27, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A);

(ii) the email to all employees from Robert C. Hagerty, dated July 27, 2009, attached hereto as Exhibit (a)(1)(B);

(iii) the email to all eligible employees from OptionExchange@Polycom.com, dated July 27, 2009, attached hereto as Exhibit (a)(1)(C);

(iv) the website employee login information email from OptionExchange@Polycom.com, dated July 27, 2009, attached hereto as Exhibit (a)(1)(D);

(v) Screen Shots of the Offer Website, attached hereto as Exhibit (a)(1)(E);

(vi) 2009 Stock Option Exchange Program Employee Frequently Asked Questions (FAQs), attached hereto as Exhibit (a)(1)(F);

(vii) Option Exchange Communications Requirements, attached hereto as Exhibit (a)(1)(G);

(viii) the Election Form, attached hereto as Exhibit (a)(1)(H);

(ix) the Withdrawal Form, attached hereto as Exhibit (a)(1)(I);

(x) forms of confirmation email for receipt of Election Form or Withdrawal Form, attached hereto as Exhibit (a)(1)(J);

(xi) forms of reminder email, attached hereto as Exhibit (a)(1)(K); and

(xii) forms of restricted stock unit agreement, attached hereto as Exhibits (a)(1)(L), Exhibit (a)(1)(M), Exhibit (a)(1)(N), Exhibit (a)(1)(O), Exhibit (a)(1)(P), Exhibit (a)(1)(Q) and Exhibit (a)(1)(R).

These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries as of the commencement of the Exchange Offer who remain employees of the Company or its subsidiaries through the date exchanged Eligible Options are cancelled. Notwithstanding the foregoing, the Company’s named executive officers, the members of the Company’s board of directors and employees of the Company or its subsidiaries who are located in Australia or Denmark are not eligible employees and may not participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Polycom is the issuer of the securities subject to the Exchange Offer. The address of the Polycom’s principal executive office is 4750 Willow Road, Pleasanton, CA 94588, and the telephone number at that address is (925) 924-6000. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Polycom” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of RSUs,” and “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of RSUs,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of RSUs,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of RSUs” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial information,” and “The Offer” titled “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated July 27, 2009

(a)(1)(B)	Email to All Employees from Robert C. Hagerty, dated July 27, 2009

(a)(1)(C)	Email to All Eligible Employees from OptionExchange@Polycom.com, dated July 27, 2009

(a)(1)(D)	Form of E-mail Regarding Offer Website Eligible Employee Login Information from OptionExchange@Polycom.com, dated July 27, 2009

(a)(1)(E)	Screen Shots of the Offer Website

(a)(1)(F)	2009 Stock Option Exchange Program Employee Frequently Asked Questions

(a)(1)(G)	Option Exchange Communications Requirements

(a)(1)(H)	Election Form

(a)(1)(I)	Withdrawal Form

(a)(1)(J)	Forms of Confirmation Email for Receipt of Election Form or Withdrawal Form

(a)(1)(K)	Forms of Reminder Email

(a)(1)(L)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 26, 2009, Commission File No. 000-27978)

(a)(1)(M)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 26, 2009, Commission File No. 000-27978)

(a)(1)(N)	Form of Restricted Stock Unit Agreement for United Kingdom Employees

(a)(1)(O)	Form of Restricted Stock Unit Agreement for Canada Employees

(a)(1)(P)	Form of Restricted Stock Unit Agreement for China Employees

(a)(1)(Q)	Form of Restricted Stock Unit Agreement for Israel Employees

(a)(1)(R)	Form of Restricted Stock Unit Agreement for Other International Employees

(b)	Not applicable.

(d)(1)	1996 Stock Incentive Plan (as amended through May 27, 2009) (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 29, 2009, Commission File No. 000-27978)

(d)(2)	PictureTel Corporation 1998 Acquisition Stock Option Plan and form of Non-Statutory Stock Option (which are incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 31, 2001, Commission File No. 333-72544)

(d)(3)	2004 Equity Inventive Plan (May 27, 2009 Restatement) (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 29, 2009, Commission File No. 000-27978)

(d)(4)	Form of Non-employee Director Nonqualified Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(d)(5)	Form of Non-officer Employee Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(d)(6)	Form of Officer Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.

/s/ Sayed M. Darwish
Sayed M. Darwish
Senior Vice President, Chief Administrative Officer,
General Counsel and Secretary

Date: July 27, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated July 27, 2009

(a)(1)(B)	Email to All Employees from Robert C. Hagerty, dated July 27, 2009

(a)(1)(C)	Email to All Eligible Employees from OptionExchange@Polycom.com, dated July 27, 2009

(a)(1)(D)	Form of E-mail Regarding Offer Website Eligible Employee Login Information from OptionExchange@Polycom.com, dated July 27, 2009

(a)(1)(E)	Screen Shots of the Offer Website

(a)(1)(F)	2009 Stock Option Exchange Program Employee Frequently Asked Questions

(a)(1)(G)	Option Exchange Communications Requirements

(a)(1)(H)	Election Form

(a)(1)(I)	Withdrawal Form

(a)(1)(J)	Forms of Confirmation Email for Receipt of Election Form or Withdrawal Form.

(a)(1)(K)	Forms of Reminder Email

(a)(1)(L)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 26, 2009, Commission File No. 000-27978)

(a)(1)(M)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 26, 2009, Commission File No. 000-27978)

(a)(1)(N)	Form of Restricted Stock Unit Agreement for United Kingdom Employees

(a)(1)(O)	Form of Restricted Stock Unit Agreement for Canada Employees

(a)(1)(P)	Form of Restricted Stock Unit Agreement for China Employees

(a)(1)(Q)	Form of Restricted Stock Unit Agreement for Israel Employees

(a)(1)(R)	Form of Restricted Stock Unit Agreement for Other International Employees

(b)	Not applicable.

(d)(1)	1996 Stock Incentive Plan (as amended through May 27, 2009) (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 29, 2009, Commission File No. 000-27978)

(d)(2)	PictureTel Corporation 1998 Acquisition Stock Option Plan and form of Non-Statutory Stock Option (which are incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 31, 2001, Commission File No. 333-72544)

(d)(3)	2004 Equity Inventive Plan (May 27, 2009 Restatement) (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 29, 2009, Commission File No. 000-27978)

(d)(4)	Form of Non-employee Director Nonqualified Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(d)(5)	Form of Non-officer Employee Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No. 000-27978)

(d)(6)	Form of Officer Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004, Commission File No .000-27978)

(g)	Not applicable.

(h)	Not applicable.